Exhibit 99.2

1

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

UNAUDITED

	As of
	March 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$24,706	$23,376
Restricted cash	30,259	24,089
Investments in financial assets	10,554	9,449
Trade receivables	16,789	14,235
Other receivables	54	117
Prepaid expenses and deposits	1,533	1,645
TOTAL CURRENT ASSETS	$83,895	$72,911
NON-CURRENT ASSETS
Intangible assets, net	2,352	2,575
Goodwill	8,993	8,993
Property and equipment, net	2,245	2,116
Long-term financing receivables, net	2,969	-
TOTAL NON-CURRENT ASSETS	$16,559	$13,684
TOTAL ASSETS	$100,454	$86,595

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	927	1,374
Accrued liabilities	33,572	25,939
Customer deposits	30,259	24,089
Other payables	3,177	3,050
TOTAL CURRENT LIABILITIES	$67,935	$54,452
TOTAL LIABILITIES	$67,935	$54,452

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, $0 par value, unlimited Common Shares authorized, 205,285 Shares issued and 205,158 outstanding (in thousands) at March 31, 2025; and 202,941 Shares issued and 202,499 outstanding (in thousands) at December 31, 2024	-	-
Additional paid in capital	142,457	138,639
Deficit	(109,713)	(104,746)
Accumulated other comprehensive income	599	708
Treasury stock, at cost, 127 and 442 Common Shares (in thousands) at March 31, 2025 and December 31, 2024, respectively	(591)	(2,455)
EQUITY ATTRIBUTABLE TO OWNERS	$32,752	$32,146
Non-controlling interests	(233)	(3)
TOTAL EQUITY	$32,519	$32,143
TOTAL LIABILITIES AND EQUITY	$100,454	$86,595

The accompanying notes form an integral part of the condensed consolidated financial statements.

2

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

UNAUDITED

	Three Months Ended March 31,
	2025	2024
Revenues	$353,981	$200,743
Cost of Sales	320,045	179,984
Gross Profit	$33,936	$20,759

General and administrative expenses	17,516	12,136
Marketing expenses	17,697	12,629
Research and development expenses	3,932	2,462
Settlement of litigation	—	9,250
Operating Expenses	$39,145	$36,477
Operating Loss	$(5,209)	$(15,718)

Other income (expenses), net	122	173
Finance expenses, net	(34)	(552)
Net Loss	$(5,121)	$(16,097)
Net loss attributable to noncontrolling interests	(154)	—
Net Loss Attributable to the Owners of the Company	$(4,967)	$(16,097)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	12	43
Foreign currency translation adjustment	(121)	119
Total Comprehensive Loss Attributable to Owners of the Company	$(5,076)	$(15,935)
Total Comprehensive Loss Attributable to Non-Controlling Interest	(154)	—
Total Comprehensive Loss	$(5,230)	$(15,935)
Loss per share
Basic and diluted loss per share	$(0.02)	$(0.09)
Weighted-average shares, basic and diluted	204,382	184,692

The accompanying notes form an integral part of the condensed consolidated financial statements.

3

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollar in thousands)

UNAUDITED

	Additional Paid in Capital	Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, January 1, 2025	$138,639	$(104,746)	$708	$(2,455)	$32,146	$(3)	$32,143
Total net loss	-	(4,967)	-	-	(4,967)	(154)	(5,121)
Total other comprehensive income (loss)	-	-	(109)	-	(109)	-	(109)
Distributions to non-controlling interests	-	-	-	-	-	(76)	(76)
Acquisition of common shares for Restricted Share Unit (RSU) Plan	-	-	-	(6,122)	(6,122)	-	(6,122)
Release of treasury stock	(7,986)	-	-	7,986	-	-	-
Exercise of stock options	310	-	-	-	310	-	310
Shares withheld for taxes	(1,213)	-	-	-	(1,213)	-	(1,213)
Equity-settled share-based payment	12,707	-	-	-	12,707	-	12,707
Balance at, March 31, 2025	$142,457	$(109,713)	$599	$(591)	$32,752	$(233)	$32,519

Balance at, January 1, 2024	$115,504	$(78,205)	$(167)	$(257)	$36,875	$209	$37,084
Total net loss	-	(16,097)	-	-	(16,097)	-	(16,097)
Total other comprehensive income (loss)	-	-	162	-	162	-	162
Distributions to non-controlling interests	-	-	-	-	-	(38)	(38)
Acquisition of common shares for Restricted Share Unit (RSU) Plan	-	-	-	(4,623)	(4,623)	-	(4,623)
Release of treasury stock	(2,770)	-	-	2,770		-	-
Exercise of stock options	613	-	-	-	613	-	613
Shares withheld for taxes	(321)	-	-	-	(321)	-	(321)
Equity-settled share-based payment	8,844	-	-	-	8,844	-	8,844
Balance at, March 31, 2024	$121,870	$(94,302)	$(5)	$(2,110)	$25,453	$171	$25,624

The accompanying notes form an integral part of the condensed consolidated financial statements.

4

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollar in thousands)

UNAUDITED

	Three Months Ended March 31,
	2025	2024
OPERATING ACTIVITIES
Net Loss	$(5,121)	$(16,097)
Adjustments for:
Depreciation and amortization	379	326
Equity-settled share-based payment	12,707	8,844
Finance costs	(149)	129
Change in fair value of warrants liability	-	271
Changes in operating asset and liabilities:
Trade receivables	(2,555)	(3,094)
Other receivables	63	(27)
Long-term financing receivables	(2,969)	-
Prepaid expenses and deposits	112	910
Accounts payable	(447)	522
Accrued liabilities	7,633	7,840
Customer deposits	6,170	11,492
Other payables	127	10,364
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,950	21,480

INVESTING ACTIVITIES
Purchase of property and equipment	(285)	(96)
Purchase of financial assets	(1,350)	(171)
Sale of financial assets	257	22
NET CASH USED IN INVESTING ACTIVITIES	(1,378)	(245)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(6,122)	(4,623)
Payment of employee taxes on certain share-based arrangements	(1,213)	(321)
Proceeds from exercise of stock options	310	613
Distributions to non-controlling interest	(76)	(38)
NET CASH USED IN FINANCING ACTIVITIES	(7,101)	(4,369)

Net change in cash, cash equivalents and restricted cash	7,471	16,866
Cash, cash equivalents and restricted cash, beginning of year	47,465	27,655
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	29	(9)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$54,965	$44,512

The accompanying notes form an integral part of the condensed consolidated financial statements.

5

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

1.	BUSINESS

Description of the Business

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company located in the United States and Canada. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. Unlike traditional brokerages, who rely on costly physical offices with high overhead expense, Real operates as a fully digital brokerage, offering agents what it believes is a flexible, efficient, and financially compelling model. The Company’s vision is to transform home buying under the guidance of an agent through an integrated consumer technology product, while growing its ancillary services, including mortgage broker and title services. In addition, the Company plans to expand its suite of tools and products tailored for agents, including Company-branded financial products.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title, mortgage broker and wallet operations.

Common Shares

On May 24, 2023, the Company announced that it renewed its normal course issuer bid (“NCIB”) to be transacted through the facilities of the Nasdaq Capital Market and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 9.0 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. On May 14, 2024, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2025.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to manage other administrative matters. RBC Capital Markets was engaged to undertake purchases under the NCIB.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

A.	Basis of preparation

The Interim Condensed Consolidated Financial Statements and accompanying notes have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

The financial information as of December 31, 2024 that is included in this quarterly report is derived from the audited Consolidated Financial Statements and notes for the year ended December 31, 2024. Such financial information should be read in conjunction with the notes of the Consolidated Financial Statements included in our annual report.

All dollar amounts are in U.S. dollars unless otherwise stated.

6

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

B.	Basis of Consolidation

The condensed consolidated financial statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling voting interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

C.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

D.	Cash and Cash Equivalents and Restricted Cash

In the condensed consolidated balance sheets, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents consist primarily of money market fund and other short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included in Restricted cash in the condensed consolidated balance sheets. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding Customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective Customers deposit liability.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash further reported within the condensed balance sheet that sum to the total of the same amounts shown on the statement of cash flows.

	As of
	March 31, 2025	March 31, 2024
Cash and cash equivalents	$24,706	$20,072
Restricted cash	30,259	24,440
Total cash, cash equivalents, and restricted cash, ending balance	$54,965	$44,512

7

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

E.	Income Taxes

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

F.	Financing Receivables, net

The Company provides financial services to its agents with credit terms of three years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. There was no allowance for credit losses recorded for financing receivables for the periods ended March 31, 2025 and December 31, 2024. Interest income generated from the financing receivables was recorded as revenue in the amounts of $19 thousand and $13 thousand for March 31, 2025 and December 31, 2024, respectively.

G.	Accounting Policy Developments

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the impact ASU 2023-09 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) requiring additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. DISE will be effective for annual reporting periods beginning after December 15, 2026 with early adoption permitted. The Company is evaluating the impact ASU 2024-03 will have on its consolidated financial statements and related disclosures.

3.	REVENUE

In the following table, Revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	For the Three Months Ended
	March 31, 2025	March 31, 2024
Main revenue streams
Commissions	$351,749	$199,252
Title	1,030	795
Mortgage Income	1,076	696
Wallet	126	—
Total Revenue	$353,981	$200,743

8

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

4.	EXPENSES BY NATURE

The following table presents a breakdown of operating expenses (in thousands):

	For the Three Months Ended
	March 31, 2025	March 31, 2024
Cost of Sales	$320,045	$179,984

Operating Expenses
General and Administrative Expenses	17,516	12,136
Salaries and Benefits	9,702	5,868
Stock-Based Compensation	1,305	1,354
Administrative Expenses	892	836
Professional Fees	4,193	3,118
Depreciation and Amortization Expense	379	326
Other General and Administrative Expenses	1,045	634
Marketing Expenses	17,697	12,629
Salaries and Benefits	390	205
Stock-Based Compensation for Employees	40	4
Stock-Based Compensation for Agents	3,115	2,137
Revenue Share	12,504	9,064
Other Marketing and Advertising Cost	1,648	1,219
Research and Development Expenses	3,932	2,462
Salaries and Benefits	2,394	1,391
Stock-Based Compensation	305	135
Other Research and Development	1,233	936
Settlement of Litigation	—	9,250
Total Operating Expenses	$39,145	$36,477
Total Cost of Sales and Operating Expenses	$359,190	$216,461

Finance Expenses

The following table provides a detailed breakdown of finance costs (in thousands) as reported in the Condensed Consolidated Statement of Comprehensive Loss:

	For the Three Months Ended
Description	March 31, 2025	March 31, 2024
Change in Fair Value of Warrants Liability	$—	$271
Realized Losses	5	53
Bank Fees	178	110
Finance Costs	(149)	118
Total Finance Expenses	$34	$552

9

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

5.	OPERATING SEGMENTS DISCLOSURES

Segment information aligns with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, manages the business and allocates resources into four operating segments:

●	North American Brokerage: generates revenue by processing real estate transactions which entitles the Company to commissions.

●	One Real Title: generates revenue by offering title insurance and closing services for residential and/or commercial transactions.

●	One Real Mortgage: derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

●	Real Wallet: derives revenue from fees associated with the program and the offering of financial products.

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information and is (iii) regularly reviewed by the CODM. Once operating segments are identified, the Company performs a quantitative analysis of the current and historic revenues and profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics.

The Company has determined that it operates as a single reporting segment, North American Brokerage which comprises more than 90% of Group’s total revenue and income (loss) from operations. The other three segments One Real Title, One Real Mortgage and Real Wallet are not considered reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These three segments are disclosed in an ‘other segments’ category below.

The CODM uses revenues, gross profit and operating income (loss) as key metrics to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes to the Audited Consolidated Financial Statements included herein. The following table provides information about the Company’s reportable segments (in thousands).

	For the Three Months Ended March 31, 2025
	North American Brokerage	Other Segments	Total
Revenues	$351,749	$2,232	$353,981
Cost of sales	319,249	796	320,045
Gross Profit	$32,500	$1,436	$33,936

Operating Expenses(1)(2)	35,401	3,744	39,145
Operating Loss	$(2,901)	$(2,308)	$(5,209)

Reconciliation of profit or loss (segment profit/loss)
Other income (expenses), net			122
Finance expenses, net			(34)
Net Loss			$(5,121)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.

[2]	Operating expenses includes Revenue share expense of approximately $12,504 thousand and is recorded in the North American Brokerage segment.

10

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

	For the Three Months Ended March 31, 2024
	North American Brokerage	Other Segments	Total
Revenues	$199,252	$1,491	$200,743
Cost of sales	179,468	516	179,984
Gross Profit	$19,784	$975	$20,759

Operating Expenses(1)(2)	34,421	2,056	36,477
Operating Loss	$(14,637)	$(1,081)	$(15,718)

Reconciliation of profit or loss (segment profit/loss)
Other income (expenses), net			173
Finance expenses, net			(552)
Net Loss			$(16,097)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses and Settlement of Litigation.

[2]	Operating expenses includes Revenue share expense of approximately $9,064 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

The assets and liabilities of each segment are not reported to the CODM on a regular basis therefore they are not disclosed in these condensed consolidated financial statements.

11

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

Depreciation and Amortization (in thousands)

	For the Three Months Ended
	March 31, 2025	March 31, 2024
North American Brokerage	$184	$131
Other Segments	195	195
Total	$379	$326

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	For the Three Months Ended
	March 31, 2025	March 31, 2024
United States	$320,492	$176,489
Canada	33,489	24,254
Total revenue by region	$353,981	$200,743

6.	INCOME TAXES

The Company has not recorded any income tax expense or benefit in either the period ended March 31, 2025 or March 31, 2024 as it has had cumulative tax losses in all jurisdictions where it conducts business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our other deferred tax assets, as we believe that it is more likely than not that all of our deferred tax assets will not be realized. Accordingly, we have recorded a full valuation allowance against our net deferred tax assets.

7.	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	For the Three Months Ended
	March 31, 2025	March 31, 2024
Issued Common Shares, Balance at the beginning of the period	202,941	183,606
Effect of Treasury Purchases	(790)	(1,106)
Release of Shares	778	493
Effect of Treasury Issuance	1,153	1,434
Effect of Share Options Exercise	300	265
Weighted-average numbers of Common Shares	204,382	184,692

Loss per share
Basic and diluted loss per share	$(0.02)	$(0.09)

The following potential ordinary shares (in thousands) are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	For the Three Months Ended
	March 31, 2025	March 31, 2024
Options	14,501	20,727
RSU	25,497	27,262
Total	39,998	47,989

12

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

8.	SHARE-BASED PAYMENT ARRANGEMENTS

A.	Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to acquire Common Shares upon the exercise of Company options (“Options”). Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

The Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

The following table depicts the number of Options granted (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2024	28,732
On April, 2024	45	3 years vest	10 years
On August, 2024	30	3 years vest	10 years
On November, 2024	25	3 years quarterly vest	10 years
Balance December 31, 2024	28,832
Balance January 1, 2025	28,832
On March, 2025	15	3 years quarterly vest	10 years
Balance March 31, 2025	28,847

13

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

B.	Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula. The Black-Scholes model requires management to make certain assumptions including the expected life of the stock options, volatility and risk-free interest rate. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date of options granted in the period were as follows:

	March 31, 2025	March 31, 2024
Share price	$5.10	$—
Expected volatility (weighted-average)	60%	—%
Expected life (weighted-average)	2.46 years	—
Expected dividends	—%	—%
Risk-free interest rate (based on US government bonds)	4.45%	—%
Weighted-average grant date fair value	$5.10	$—

Expected volatility has been based on an evaluation of historical volatility of the Company’s share price.

C.	Reconciliation of outstanding stock options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	March 31, 2025		December 31, 2024
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	14,991	$1.09	21,943	$0.92
Granted	15	5.10	100	5.28
Forfeited/ Expired	(19)	0.92	(88)	1.30
Exercised	(486)	0.69	(6,964)	0.60
Outstanding at end of period	14,501	$1.11	14,991	$1.09
Exercisable at end of period	11,729	$0.99	11,702	$0.96

The Options outstanding as of March 31, 2025 had a weighted average exercise price of $1.11 (December 31, 2024: $1.09) and a weighted-average remaining contractual life of 6.4 years (December 31, 2024: 6.6 years).

D.	Restricted share units

Restricted share units

Under the Company’s agent awards stock grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, including successfully attracting other performing agents to the Company. Each RSU, which has a vesting term of up to 3 years and is subject to forfeiture in certain circumstances, entitles the holder to one Common Share or the equivalent cash value, as determined in the Company’s discretion. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in additional paid-in capital. The expense recognized from the issuance of RSU awards for the period ended March 31, 2025 was $3.0 million, and was classified as marketing expense.

Under the Company’s agent stock purchase program, agents purchase RSUs, which vest immediately but have a one year restriction period, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share or the equivalent cash value, as determined in the Company’s sole discretion. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 10% of the commission withheld (the percentage was 15% previously) if an agent has not met the Cap and (ii) 15% of the commission withheld (the percentage was 20% until April 1, 2025) if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to cost of goods sold and the Bonus RSUs are expensed to stock-based compensation expense within marketing expenses. Bonus RSUs are amortized over the vesting period with a corresponding increase in additional paid-in capital.

14

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

Stock compensation awards granted to full time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the condensed consolidated statements of comprehensive loss.

The Company also awards performance-based RSUs which require certain conditions, communicated within each individual award, to be met for vesting to occur. Expense related to the issuance of performance-based RSUs is recorded over the vesting period, is initially based on the fair value of the award on the grant date, and is subsequently remeasured at each reporting date based upon the probability that the performance target will be met. Remeasurement may result in the reversal of expenses previously recorded if it is determined that the performance target will not be met. During the period ended March 31, 2025 the Company recorded a $1.8 million reversal of previously recorded stock-based compensation expense with respect to performance-based RSU grants to executive officers which are not expected to vest.

The following table illustrates the Company’s stock activity (in thousands of units) for the RSUs under its equity plan.

Restricted Share Units
Balance at, December 31, 2023	27,609
Granted	17,769
Vested and Issued	(19,376)
Forfeited	(1,383)
Balance at, December 31, 2024	24,619
Granted	4,748
Vested and Issued	(3,564)
Forfeited	(306)
Balance at, March 31, 2025	25,497

15

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

Stock-Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the condensed consolidated statements of comprehensive loss.

	For the Three Months Ended
	March 31, 2025			March 31, 2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$7,942	$7,942	$-	$5,214	$5,214
Marketing Expenses – Agent Stock-Based Compensation	69	3,046	3,115	142	1,995	2,137
Marketing Expenses – FTE Stock-Based Compensation	-	40	40	1	3	4
Research and Development – FTE Stock-Based Compensation	1	304	305	7	128	135
General and Administrative – FTE Stock-Based Compensation	253	1,052	1,305	604	750	1,354
Total Stock-Based Compensation	$323	$12,384	$12,707	$754	$8,090	$8,844

9. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the condensed consolidated balance sheets:

Description	Cost or Amortized Cost December 31, 2024	Cost or Amortized Cost March 31, 2025	Estimated Fair Value December 31, 2024	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains	Estimated Fair Value March 31, 2025
Fixed Income	$9,289	$10,459	$9,370	$973	$116	$12	$10,471
Investment Certificate	79	83	79	4	-	-	83
Total	$9,368	$10,542	$9,449	$977	$116	$12	$10,554

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss).

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the decline in fair value below amortized cost is a result of credit losses or other factors, whether the Company expects to recover the amortized cost of the security, the Company’s intent to sell and if it is more likely than not that the Company will be required to sell the securities before the recovery of amortized cost. For the fiscal years ended March 31, 2025 and December 31, 2024, no allowance for credit losses was recorded.

16

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

10. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands)

	March 31, 2025	December 31, 2024
Computer hardware and software	$3,355	$3,070
Furniture, fixture, and equipment	9	9
Total property and equipment	3,364	3,079
Less: accumulated depreciation	(1,119)	(963)
Property and equipment, net	$2,245	$2,116

For the periods ended March 31, 2025 and March 31, 2024, depreciation expense was $156 thousand and $103 thousand respectively.

11. INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years. The below balance includes $25 thousand of indefinite-lived trademarks that are not amortized.

Reconciliation of Carrying Amounts (in thousands)

Intangible Assets
Cost
Balance at December 31, 2023	$4,463
Additions	25
Balance at December 31, 2024	4,488
Additions	-
Balance at March 31, 2025	4,488
Accumulated Amortization
Balance at December 31, 2023	1,021
Amortization	892
Balance at December 31, 2024	1,913
Amortization	223
Balance at March 31, 2025	2,136

Carrying Amounts
Balance at December 31, 2024	2,575
Balance at March 31, 2025	$2,352

17

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

As of March 31, 2025, expected amortization (in thousands) related to intangible assets will be:

Expected Amortization
2025, excluding the three months ended March 31, 2025	$669
2026	780
2027	780
2028	98
2029 and thereafter	—
Total	$2,327

12. GOODWILL

We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. The following tables are presented in thousands:

	Realty Crunch	Expetitle	LemonBrew	Total
Cost
Balance at December 31, 2023	$602	$7,670	$721	$8,993
Impairment	-	-	-	-
Balance at December 31, 2024	602	7,670	721	8,993
Impairment	-	-	-	-
Balance at March 31, 2025	602	7,670	721	8,993
Carrying Amounts
Balance at December 31, 2024	602	7,670	721	8,993
Balance at March 31, 2025	$602	$7,670	$721	$8,993

	Realty Crunch	Expetitle	LemonBrew	Total
Accumulated Impairment Loss at December 31, 2023	$—	$723	$—	$723
Goodwill Impairment	—	—	—	—
Accumulated Impairment Loss at December 31, 2024	—	723	—	723
Goodwill Impairment	—	—	—	—
Accumulated Impairment Loss at March 31, 2025	$—	$723	$—	$723

18

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

13. CAPITAL AND RESERVES

Common Shares

All Common Shares rank equally with regards to the Company’s residual assets. The following table is presented in thousands:

	March 31, 2025	December 31, 2024
Ordinary Shares, Beginning Balance	202,941	183,605
Stock Options Exercised	593	5,379
Release of Restricted Stock Units	1,751	13,820
Warrants Exercised	—	137
Ordinary Shares, Ending Balance	205,285	202,941

Treasury Stock

Treasury Stock, which is stock held by the Trustee, is recognized at cost of purchase and presented as a deduction from equity. The following table shows the changes in treasury stock shares for the periods presented in thousands:

	March 31, 2025	December 31, 2024
Treasury Stock, Beginning Balance	442	175
Repurchases of Common Shares	1,263	8,264
Issuance of Treasury Stock	(1,578)	(7,997)
Treasury Stock, Ending Balance	127	442

14. LIQUIDITY AND CAPITAL RESOURCES

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts by considering changes in economic conditions and the characteristic risk of underlying assets. To manage its capital structure, the Company may take actions such as repurchasing shares, returning capital to shareholders, issuing new securities, or incurring or repaying debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended March 31, 2025, and December 31, 2024.

The following table presents the Company’s liquidity (in thousands):

	As of
	March 31, 2025	December 31, 2024
Cash and cash equivalents	$24,706	$23,376
Other Receivables	54	117
Investments in Financial Assets	10,554	9,449
Total	$35,314	$32,942

19

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2025 AND 2024

UNAUDITED

15. FINANCIAL INSTRUMENTS – FAIR VALUE

Items measured at fair value (in thousands)

	As of March 31, 2025			As of December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	$10,554	$-	$10,554	$9,449	$-	$9,449
Total Financial Assets Measured at Fair Value (FV)	$10,554	$-	$10,554	$9,449	$-	$9,449

During the periods ended March 31, 2025 and December 31, 2024, there have been no transfers between Level 1, Level 2 and Level 3.

16. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Class Action”). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California (“Miholich Class Action”). The Miholich Class Action alleges that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act. The Company’s policies require the independent contractor real estate agents to comply with the Telephone Consumer Protection Act. The plaintiffs are seeking certification of the Miholich Class Action, injunctive relief prohibiting future violations of the Telephone Consumer Protection Act, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys’ fees. The Company will vigorously defend against the claims asserted in the Miholich Class Action, and the Company is unable to predict the outcome of the Miholich Class Action or whether an outcome unfavorable to the Company would have a material adverse effect on its results of operations or financial condition.

20